EXHIBIT 99.1

Press Release dated September 20, 2013, Suncor Energy celebrates 10 years of operations at Firebag

News Release

FOR IMMEDIATE RELEASE

Suncor Energy celebrates 10 years of operations at Firebag

Calgary, Alberta (Sept. 20, 2013) – Suncor Energy today marks a decade of operations at its Firebag in situ facility. Firebag, along with the company’s MacKay River development, was one of the first to use the “steam-assisted gravity drainage” (SAGD) method of oil sands recovery. In addition to being one of the first, Firebag remains one of the most productive SAGD facilities in the industry.

SAGD involves drilling horizontal well pairs. The top well injects steam underground to heat the reservoir, allowing bitumen to flow into the lower well where it is collected and piped to above-ground processing facilities.

“In addition to being a high quality asset, the Firebag in situ facility is also a great example of how our oil sands assets are integrated,” said Mark Little, executive vice-president, Oil Sands and In Situ. “Suncor is the only producer that integrates in situ and mined production into its upgrading facilities and downstream opportunities. This integration gives us operational flexibility and helps us lower costs across our business, and it’s something we expect to see more of in the future.”

The Firebag facility, located approximately 120 kilometres north of Fort McMurray, was constructed in four stages over the last decade, and is on track to reach nameplate capacity of approximately 180,000 barrels per day (bbls/d) of bitumen production in early 2014. As a step toward reaching this target and to provide greater flexibility, Suncor recently put an insulated bitumen pipeline to the Athabasca terminal into service, which allows transportation of increased volumes of bitumen straight to market.

“With approximately 80 per cent of oil sands being too deep to mine, there is incredible focus on in situ development, even though the commercialized in situ industry is still in its adolescent years,” said Don Clague, senior vice president, In Situ. “As an industry, we’ve learned a lot in the last decade, and we’re applying that knowledge to improve our current facilities and envision future growth projects. This is an exciting business to be in, and today’s milestone is a chance to reflect on how far we’ve come in such a short time.”

Suncor takes a triple bottom line approach to operations by focusing on environmental and social aspects as well as the economic.

The natural gas-fired cogeneration units at Firebag provide electricity and steam to operations, while also providing electricity to Alberta’s power grid. In addition, Suncor recently began to use recycled tailings water at Firebag, reducing freshwater needs on site while also reducing the amount of tailings stored in ponds at Suncor’s mine site.

Firebag is named after the traditional bags that Aboriginal people once used to carry fire-starting flints.

Legal notice – Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions

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based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

The forward-looking statement in this news release includes reference to: Suncor’s nameplate capacity for Firebag, being approximately 180,000 bbls/d of bitumen production in early 2014. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2013 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

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